Exhibit 99.1

In October, LATAM increased its international capacity by 31.2%, reaching the highest level since 2020

●	LATAM transported 1.2 million international passengers in October, 38.4% more than the same month in 2022.

●	These results were driven, in part, by the launch of routes within the scope of the Joint Venture Agreement with Delta such as Medellin-Miami and Lima-Atlanta.

Operational statistics for October 2023

November 9, 2023 - LATAM Airlines Group reported that its consolidated operations, measured in available seat - kilometers (ASK), grew by 14.9% compared to October 2022. In the international segment, LATAM increased its capacity by 31.2% compared to the same month of 2022, reaching the highest ASK level since February 2020. These results were accompanied by a load factor of 87.8% in that segment.

During the first ten months of 2023, capacity in the international segment increased by 39.8% compared to the same period in 2022, in line with a 41.9% increase in demand.

The number of passengers transported in October increased by 13.2% compared to the same period in 2022, reaching 6.4 million passengers, of which 1.2 million correspond to international operations, 38.4% more than the same month in 2022.

Year to date, the total number of passengers transported exceeded 60 million, increasing by 18.1% compared to the January - October 2022 period.

During October, passenger traffic measured in revenue - passenger kilometers (RPK) increased by 18.1% compared to the same month in 2022, highlighting the 32.8% increase on international routes.

In cargo, the group added its 19th freighter aircraft (Boeing 767-300BCF), allowing it to increase its market share in export and import markets in the region. The cargo capacity measured in available tons - kilometers (ATK) increased by 8.7% compared to October 2022, reaching 5,866 million available tons-kilometers during the first ten months of 2023.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the traffic activity for the month and year to date as of October 2023 for the main LATAM business units:

LATAM GROUP OPERATIONS	October			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,201	8,640	18.1%	92,994	75,216	23.6%
DOMESTIC SSC (1)	1,801	1,666	8.1%	16,586	15,713	5.6%
DOMESTIC BRAZIL (2)	3,000	2,908	3.2%	29,651	26,546	11.7%
INTERNATIONAL (3)	5,401	4,066	32.8%	46,758	32,957	41.9%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,919	10,371	14.9%	112,470	92,252	21.9%
DOMESTIC SSC (1)	2,195	2,046	7.3%	20,354	19,421	4.8%
DOMESTIC BRAZIL (2)	3,577	3,639	-1.7%	36,945	33,362	10.7%
INTERNATIONAL (3)	6,148	4,687	31.2%	55,170	39,469	39.8%

PASSENGER LOAD FACTOR
SYSTEM	85.6%	83.3%	2.3pp	82.7%	81.5%	1.2pp
DOMESTIC SSC (1)	82.1%	81.5%	0.6pp	81.5%	80.9%	0.6pp
DOMESTIC BRAZIL (2)	83.9%	79.9%	4.0pp	80.3%	79.6%	0.7pp
INTERNATIONAL (3)	87.8%	86.8%	1.1pp	84.8%	83.5%	1.3pp

PASSENGER BOARDED (thousand)
SYSTEM	6,458	5,707	13.2%	60,273	51,020	18.1%
DOMESTIC SSC (1)	2,486	2,259	10.1%	22,670	20,967	8.1%
DOMESTIC BRAZIL (2)	2,771	2,582	7.3%	27,096	23,240	16.6%
INTERNATIONAL (3)	1,200	867	38.4%	10,507	6,814	54.2%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	328	316	3.8%	3,008	2,896	3.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	621	571	8.7%	5,866	5,085	15.4%

CARGO LOAD FACTOR
SYSTEM	52.9%	55.4%	-2.5pp	51.3%	57.0%	-5.7pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3